FOLK REVIVAL LLC
CONVERTIBLE PROMISSORY NOTE PURCHASE AGREEMENT

THIS CONVERTIBLE PROMISSORY NOTE PURCHASE AGREEMENT (this "Purchase Agreement") is dated as of [EFFECTIVE DATE] (the "Effective Date"), by and among FOLK REVIVAL LLC, a Delaware limited liability company (the "Company"), and each of the individuals and/or entities that execute a signature page hereto (each a "Lender," and collectively the "Lenders").

WHEREAS, the Company desires to borrow up to $750,000 from one or more third parties, pursuant to convertible promissory notes, each in the form attached hereto as Exhibit A (each a "Note", collectively, the "Notes"), provided that the Company may elect to increase or decrease the aggregate principal amount raised hereunder at any time and from time to time;

WHEREAS, each of the Lenders intends to loan the Company the amount set forth opposite such Lender's name on the signature page executed by such Lender (in each case, the "Investment Amount");

WHEREAS, the parties hereto wish to provide for the sale and issuance of such Notes in return for such consideration; and

WHEREAS, the sale and issuance of such Notes is pursuant to Section 4(a)(6) of the Securities Act and the regulations thereunder ("Regulation CF") and being offered to prospective lenders through the Wefunder crowdfunding portal, which portal is registered with the Securities and Exchange Commission, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants herein contained, and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned parties hereby agree as follows:

1. Amount and Terms of the Notes.

1.1 Promissory Notes. Upon execution and delivery of this Purchase Agreement, each Lender agrees to remit to the Company the Investment Amount set forth opposite such Lender's name on the signature page executed by such Lender, by check or wire transfer. Upon receipt of an Investment Amount from a Lender, the Company shall issue and sell to such Lender a Note with a face value equal to one hundred percent (100%) of such Lender's Investment Amount.

1.2 Closings. Each closing hereunder shall occur remotely via the exchange of Investment Amounts, documents and signatures. Upon the Company's receipt of an Investment Amount from a Lender, the Company shall deliver to such Lender an executed Note, dated as of the date of the Company's receipt of such Investment Amount.

1.3 Minimum Investment Amount. There shall be no minimum Investment Amount for existing members of the Company. The minimum Investment Amount for outside third parties shall be $100 per Lender, or such lesser Investment Amount as determined by the Company on a case by case basis.

2. Automatic Conversion Upon a Qualified Financing. If, while the Notes remain outstanding, the Company completes a subsequent equity financing involving the sale of units of the Company, in which the gross proceeds to the Company (excluding the conversion of the Notes) equal or exceed $3,000,000 (a "Qualified Financing"), then, the then-outstanding principal balance of each Note (the "Principal Balance") shall automatically convert into the same type and/or class of units sold in such Qualified Financing (the "Financing Securities"), and on the same terms and conditions applicable to such units sold in such Qualified Financing (subject to the conversion discount, as hereinafter described), which automatic conversion shall occur as of the date the Company actually receives at least $3,000,000 in gross proceeds from such Qualified Financing (a "Qualified Financing Conversion"); provided, however, the Company shall have the right (but

not the obligation) to cause the then-outstanding accrued interest on each Note (the "Accrued Interest") to convert in the manner described above. If so elected, the Accrued Interest shall, along with the Principal Balance, be deemed to convert into Financing Securities. In the event the Company does not cause the Accrued Interest to convert into Financing Securities, then (i) the Company will pay to each Lender an amount equal to the Accrued Interest on such Lender's Note, and (ii) only the Principal Balance of each Note shall convert into Financing Securities.

The per-unit price of the Financing Securities issued to converting Lenders upon a Qualified Financing Conversion shall be the lesser of (i) eighty percent (80%) of the assumed pre-money equity valuation of the Company utilized in the Qualified Financing, or (ii) the per-unit price of the Financing Securities if calculated at a $4,000,000 pre-money equity valuation of the Company, calculated on a fully diluted basis, excluding the conversion of the Notes.

Lender acknowledges and agrees that in the event the Note converts upon a Qualified Financing, such conversion shall be deemed to have occurred immediately prior to the Qualified Financing (i.e., the Lender's ownership interest in the Company as a result of the conversion of the Note shall be diluted by the cash investments made in the Qualified Financing).

In connection with any Qualified Financing Conversion, each Lender shall be required to execute the Company's then-current organizational documents, including, without limitation, the Company's Operating Agreement, dated as of December 13, 2021 (as the same may be amended and/or restated from time to time, the "Operating Agreement"), together with any and all other transaction agreements required by the Company in connection with such Qualified Financing. For the avoidance of doubt, if the Financing Securities are entitled to a liquidation preference or other similar price-based rights or protections based on invested capital, then such rights or protections for the Financing Securities issued to Lenders (as opposed to new investors in the Qualified Financing) will be based on the conversion price at which the Notes convert, and not the price per-unit paid by the new investors in the Qualified Financing.

Upon conversion of the Notes pursuant to a Qualified Financing Conversion (and repayment of the Accrued Interest, if not converted), the Principal Balance of, and Accrued Interest on (in each case, the "Outstanding Balance"), the Notes shall be deemed repaid in full.

3. Conversion or Repayment Upon a Change of Control. If, prior to a Qualified Financing, and while the Notes remain outstanding, the Company consummates (i) a sale, transfer or lease of all or substantially all of the Company's assets or (ii) an acquisition of the Company by another entity in which the Company's equity holders immediately prior to the transaction do not control a majority of the voting power of the surviving entity (each, a "Change of Control"), then, the Company shall, at the option of the Lenders who hold Notes representing a majority of the aggregate then-outstanding Principal Balance (a "Note Majority"):

(a) pay such Lender an amount equal to the Outstanding Balance on such Lender's Note;

OR

(b) immediately prior to the consummation of such Change of Control, cause the Outstanding Balance of such Lender's Note to convert into a number of Common Units of the Company (each, a "Common Unit"), equal to the greater of the following quotients, in each case, calculated on a fully diluted basis:

the Outstanding Balance of such Lender's Note

divided by

an amount equal to eighty percent (80%) of the Common Unit Value (as hereinafter defined);

OR

the Outstanding Balance of such Note holder's Note

divided by

$4,000,000, divided by the Outstanding Units (as hereinafter defined).

For purposes of this Purchase Agreement, "Common Unit Value" shall mean the amount in cash and/or the fair market value of the equity securities to be distributed per one (1) Common Unit in connection with the Change of Control transaction, calculated on a fully diluted basis, excluding the conversion of the Notes and any similarly situated promissory notes and SAFEs.

For purposes of this Purchase Agreement, "Outstanding Units" shall mean the total membership interest units of the Company then currently issued and outstanding, calculated on a fully diluted basis as of the date of the Change of Control transaction, excluding the conversion of the Notes and any similarly situated promissory notes and SAFEs.

Upon conversion or repayment of the Notes pursuant to a Change of Control, the Outstanding Balance of the Notes shall be deemed repaid in full.

4. Automatic Conversion Upon Maturity. If the Notes have not been converted pursuant to a Financing Conversion, or repaid or converted pursuant to a Change of Control, in either case, as of the Maturity Date (as defined in the Note), then, the Outstanding Balance of each Lender's Note will automatically convert into Common Units at the Maturity Conversion Price.

For purposes hereof, "Maturity Conversion Price" shall mean a per-unit price derived by assuming a $4,000,000 pre-money equity valuation of the Company (i.e., excluding the conversion of any Notes and/or SAFEs), which Maturity Conversion Price shall be calculated in good faith by the Company.

Upon conversion of the Notes at the Maturity Date, the Outstanding Balance of each Note will be deemed repaid in full.

5. Other Repayment. In addition to the conversion and repayment rights set forth herein, Lender shall have the right to demand repayment of the Note upon an uncured Event of Default (as defined in the Note).

6. Representations and Warranties of the Company. In connection with the transactions provided for herein, the Company hereby represents and warrants to each Lender that:

6.1 Organization, Good Standing and Qualification. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure so to qualify would have a material adverse effect on its business or properties.

6.2 Authorization. All corporate action on the part of the Company necessary for the authorization, execution and delivery of this Purchase Agreement, and the performance of all obligations of the Company hereunder, and the authorization, issuance and delivery of each Note has been taken or will be taken prior to the relevant closing. This Purchase Agreement and the Note, when executed and delivered by

the Company, shall constitute valid and legally binding obligations of the Company, enforceable in accordance with their terms, except as limited by applicable (i) bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and/or (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

6.3 Valid Issuance. The Note and, if applicable, the Financing Securities or Common Units (as applicable), when issued, sold, and delivered in accordance with the terms of this Purchase Agreement, will be duly and validly issued, fully paid and non-assessable and, based in part upon the representations of Lender in this Purchase Agreement, will be issued in compliance with all applicable federal and state securities laws.

7. Representations and Warranties of Lenders. In connection with the transactions provided for herein, each Lender hereby represents and warrants to the Company that:

7.1 Authorization. This Purchase Agreement constitutes such Lender's valid and legally binding obligation, enforceable in accordance with its terms, except as limited by applicable (i) bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

7.2 Purchase Entirely for Own Account. Such Lender acknowledges that the Company has made this Purchase Agreement with such Lender, in reliance upon such Lender's representation to the Company that the Note being acquired pursuant to this Purchase Agreement, will be acquired for investment for such Lender's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that such Lender has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Purchase Agreement, such Lender further represents that such Lender does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or to any third person, with respect to the Financing Securities or Common Units (as applicable). Such Lender further represents that it has full power and authority to enter into this Purchase Agreement.

7.3 Disclosure of Information. Such Lender acknowledges that it has received all the information it considers necessary or appropriate for deciding whether to enter into this Purchase Agreement or acquire the Financing Securities. Such Lender further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of this Purchase Agreement and the Financing Securities. Such Lender understands and acknowledges that the Company makes no representation or warranty and gives no assurance to such Lender with respect to the value of the Company or of any of the units of the Company.

7.4 Investment Experience. Such Lender is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Financing Securities. If other than an individual, such Lender also represents it has not been organized solely for the purpose of acquiring the Financing Securities. Such Lender acknowledges and agrees that an investment in the Company is speculative, involves a high degree of risk and is not intended as a complete investment program. There is no assurance that the Company's business objectives will be achieved and Lender acknowledges that no representations contrary to this risk disclosure have been made by the Company or its officers, directors or employees and that no guarantee of profits has been made by the Company, its officers, directors or employees. Lender has made an investigation of the pertinent facts relating to the operation of the Company and has reviewed the terms of this investment to the extent it deems necessary in order to be fully informed with respect thereto.

7.5 Investment Limit. Including the amount set forth on the signature page hereto, in the past 12-month period, such Lender has not exceeded the investment limit as set forth Regulation CF.

7.6 Restricted Securities. Such Lender has been advised that the Financing Securities or Common Units (as applicable) have not been registered under the Securities Act or any state securities laws and are being offered and sold pursuant to Regulation CF. Such Lender understands that neither the Financing Securities or Common Units (as applicable) may be resold or otherwise transferred unless they are registered or exempt from registration under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply. Lender understands and acknowledges that this Purchase Agreement and the Note have not been reviewed by the Securities and Exchange Commission or by any administrative agency charged with the administration of the securities laws of any state, and that no such agency has passed on or made any recommendation or endorsement of the same or the Financing Securities or Common Units (as applicable), issuable upon the conversion of the Note.

In addition, such Lender understands and acknowledges that the Financing Securities or Common Units (as applicable) issuable upon the conversion of the Note shall be subject to the terms, conditions and restrictions contained in the then-governing documents of the Company, including, without limitation, the Operating Agreement, and as a condition of the issuance of such Financing Securities or Common Units (as applicable) to Lender, Lender shall agree to be bound by, and execute a joinder to the Operating Agreement, in the form provided by the Company, together with any agreements executed by the purchasers of Financing Securities (as applicable).

7.7 Further Limitations on Disposition. Without in any way limiting the representations set forth above, such Lender further agrees not to make any disposition of all or any portion of the Financing Securities or Common Units (as applicable) unless and until the transferee has agreed in writing for the benefit of the Company to be bound by this Section 7 and:

(a) There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(b) Lender shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and, if requested by the Company, Lender shall have furnished the Company with an opinion of counsel, satisfactory to the Company, that such disposition will not require registration of such units under the Act.

7.8 Receipt and Review of Risk Factors. By executing this Purchase Agreement, each Lender (i) expressly acknowledges and agrees that it has received, and has had a chance to review (and/or have its advisors review), the Risk Factors attached hereto as Exhibit B (the "Risk Factors"), and (ii) deems an investment in the Company to be a suitable one for such Lender notwithstanding such Risk Factors.

7.9 Legends. It is understood that, if ever certificated, the Financing Securities or Common Units may bear legends substantially similar to those set forth below, in addition to any legends required by the laws of any State in which such Financing Securities or Common Units are issued:

> "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT.

THESE SECURITIES ARE SUBJECT TO THE TERMS OF ONE OR MORE AGREEMENTS BY AND AMONG THE COMPANY AND CERTAIN HOLDERS OF THE COMPANY'S SECURITIES, INCLUDING, BUT NOT LIMITED TO, THE COMPANY'S OPERATING AGREEMENT, DATED AS OF DECEMBER 13, 2021. COPIES OF SUCH AGREEMENTS MAY BE OBTAINED FROM THE COMPANY. BY ACCEPTING ANY INTEREST IN THESE SECURITIES, THE PERSON OR ENTITY ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BE BOUND BY ALL THE PROVISIONS OF SAID AGREEMENTS."

7.10 Nature of Unsecured Debt. Lender acknowledges that (i) the Notes will be general unsecured debt of the Company and will rank equally with each other and the Company's other unsecured debt, (ii) the Company shall be free to issue additional convertible or other debt at any time hereafter (similar to the Notes or otherwise), and (iii) vis-à-vis the Company's secured debt (existing and future), the Notes will be subordinate thereto.

8. Covenants.

8.1 [Intentionally Omitted].

8.2 Non-Disparagement. Each Lender covenants and agrees that it shall not, directly or indirectly, disparage, criticize, defame, slander or otherwise make any negative statements or communications regarding the Company or any of its affiliates or representatives, including, without limitation, any past or present members, investors, officers, managers or employees.

8.3 Compliance with Operating Agreement. Each Lender hereby covenants, acknowledges and agrees that in the event its Note is converted into any Financing Securities or Common Units (as applicable), such Lender shall execute and deliver to Company, and agree to be bound by the terms of, any and all agreements to be executed by the purchasers of such Financing Securities or Common Units (as applicable), including, without limitation, the Operating Agreement.

8.4 Reservation of Units. The Company will, during the time that the Notes remain outstanding, reserve and keep available out of its authorized but unissued units a sufficient number of units to effect the conversion of the outstanding Notes pursuant to this Purchase Agreement. In the event that, on the date of conversion of the Notes, the number of authorized but unissued units of the Company is not sufficient to enable the Company to issue the applicable number of units, the Company will cause the Operating Agreement to be amended to increase the number of authorized units to an amount at least sufficient to enable the Company to issue the units issuable hereunder.

8.5 Determinations and Calculations. Lender hereby expressly acknowledges, covenants and agrees that any and all determinations and calculations to be made with respect to the conversion and/or repayment of the Notes shall be made in the sole (but reasonable) discretion of the Company, each of which determinations and calculations shall be final and binding on Lender, absent manifest error.

9. Miscellaneous.

9.1 Each of the Company and Lender hereby acknowledge, covenant and agree that:

(a) upon repayment of the Note pursuant to Section 3 or Section 5, the Company shall be forever released from all of its obligations and liabilities with respect to the Note, including, without limitation, the obligation to pay the Outstanding Balance; and

(b) upon conversion of the Note (and, if applicable, repayment of the Accrued Interest) pursuant to Section 2, Section 3 or Section 4, (i) the Company shall be forever released from all of its

obligations and liabilities with respect to the Note, including, without limitation, the obligation to pay the Outstanding Balance, and (ii) as a condition to Lender's receipt of any Financing Securities of Common Units (as applicable), Lender shall agree to be bound by, execute and deliver to the Company any and all agreements related to (A) the governance or operation of the Company (including, without limitation, the Operating Agreement), and/or (B) the Qualified Financing (as applicable), in each case, as entered into by and between the Company and the purchasers participating in the Qualified Financing.

9.2 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Purchase Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Purchase Agreement, express or implied, is intended to confer upon any party other than the parties hereto (or their respective successors and assigns) any rights, remedies, obligations, or liabilities under or by reason of this Purchase Agreement, except as expressly provided in this Purchase Agreement.

9.3 Governing Law. This Purchase Agreement and the Note shall be governed by and construed under the laws of the State of Delaware as applied to agreements among Delaware residents, made and to be performed entirely within the State of Delaware.

9.4 Counterparts. This Purchase Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.5 Titles and Subtitles. The titles and subtitles used in this Purchase Agreement are used for convenience only and are not to be considered in construing or interpreting this Purchase Agreement.

9.6 Notices. Unless otherwise provided, any notice required or permitted under this Purchase Agreement shall be given in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail if sent during normal business hours of the recipient; if not, then on the next business day of the recipient, (iii) five (5) days after deposit in the United States mail, by registered or certified mail, postage prepaid and properly addressed to the party to be notified or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt, in each case, to the applicable address provided below, or at such other address as such party may designate by ten (10) days' advance written notice to the other parties.

If to the Company:

Folk Revival LLC
[redacted]
Attn: David Cantor
[redacted]

With a required copy to:

Giannuzzi Lewendon, LLP
411 West 14th Street, 4th Floor
New York, New York 10014
Attention: Anthony Iuzzolino, Esq.
Email: anthony@gllaw.us

If to any Lender: At the address set forth on the signature page attached hereto.

9.7 Expenses. If any action at law or in equity is necessary to enforce or interpret the terms of this Purchase Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

9.8 Entire Agreement. This Purchase Agreement, the exhibits hereto, and the other documents delivered pursuant hereto, including, without limitation, the Note and the Risk Factors, constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.

9.9 Amendments and Waivers. This Purchase Agreement and the Notes may not be amended, converted or a right granted pursuant to thereto waived, without the written consent of (i) the Company and (ii) a Note Majority. Waiver of any default hereunder by a Lender will not be a waiver of any other default or of a same default on a later occasion. No delay or failure by a Lender to exercise any right or remedy will be a waiver of such right or remedy, and no single or partial exercise by any Lender of any right or remedy will preclude other or further exercise thereof or the exercise of any other right or remedy at any other time.

9.10 Severability. If one or more provisions of this Purchase Agreement or the Note are held to be unenforceable under applicable law, such provision shall be excluded from this Purchase Agreement and the balance of the Purchase Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

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IN WITNESS WHEREOF, the parties have executed this agreement as of [INVESTMENT DATE].

Investment Amount: $[AMOUNT]

COMPANY:

Folk Revival, LLC

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

LENDER:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

Address: [ADDRESS]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

EXHIBIT A

CONVERTIBLE PROMISSORY NOTE

(*attached*)

NEITHER THIS CONVERTIBLE PROMISSORY NOTE NOR THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND NO SALE OR DISPOSITION HEREOF MAY BE EFFECTED EXCEPT IN COMPLIANCE WITH RULE 144 UNDER SUCH ACT OR AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN APPLICABLE EXEMPTION THEREFROM.

THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF ARE SUBJECT TO ANY AND ALL RESTRICTIONS ON TRANSFER SET FORTH IN THE GOVERNING DOCUMENTS OF FOLK REVIVAL LLC, INCLUDING, BUT NOT LIMITED TO, THE COMPANY'S OPERATING AGREEMENT, DATED AS OF DECEMBER 13, 2021, A COPY OF WHICH IS ON FILE IN THE OFFICE OF FOLK REVIVAL LLC (AS THE SAME MAY BE AMENDED AND/OR RESTATED FROM TIME TO TIME).

FOLK REVIVAL LLC
CONVERTIBLE PROMISSORY NOTE

$[AMOUNT] [EFFECTIVE DATE]

FOR VALUE RECEIVED, FOLK REVIVAL LLC, a Delaware limited liability company (the "***Company***"), hereby promises to pay to the order of [ENTITY NAME] ("***Lender***"), the principal sum of $[AMOUNT], with simple interest on the outstanding principal amount at the rate of five percent (5%) per annum. Interest shall commence on the date hereof and shall become due and payable on the Maturity Date (as defined below) unless this Convertible Promissory Note (this "***Note***") has been earlier converted or repaid in accordance with the terms of the Purchase Agreement (as hereinafter defined). For the avoidance of doubt, interest shall not be compounded.

This Note is one of a series of duly authorized convertible promissory notes of like tenor and ranking (collectively, the "***Notes***") made by the Company in the aggregate principal amount of up to $750,000, and is being issued by the Company pursuant to the terms of a certain Convertible Promissory Note Purchase Agreement (the "***Purchase Agreement***") made by and between the Company and each of the "Lenders" whom have executed a signature page thereto, including, without limitation, Holder. Capitalized terms used in this Note but not otherwise defined in this Note shall have the meanings given to them in the Purchase Agreement. Notwithstanding the above, the Company may elect to increase or decrease the aggregate principal amount raised under the Purchase Agreement at any time and from time to time.

1. **MATURITY DATE; EVENT OF DEFAULT.** The term of this Note shall commence as of the date set forth above and shall continue until the third (3rd) anniversary of the initial closing of the Offering (the "***Maturity Date***"); provided, however, Lender may demand repayment of the outstanding principal balance of, and accrued interest on, this Note at any time after the occurrence of an Event of Default (as defined below) upon written notice to the Company, pursuant to Section 5 of the Purchase Agreement. All payments shall be in lawful money of the United States of America. All payments shall be applied first to accrued interest, and thereafter to principal balance. If any payment on this Note becomes due on a Saturday, Sunday or a public holiday under the laws of the State of Delaware, such payment shall be made on the next succeeding business day and such extension of time shall be included in computing interest in connection with such payment.

For purposes of this Note, an "***Event of Default***" shall mean: (1) the commencement by the Company of a proceeding in bankruptcy; (2) the consent by the Company to a proceeding in bankruptcy

filed against it by another party; or (3) the appointment of a receiver, liquidator, assignee or trustee of the Company's assets for the benefit of creditors.

2. **AUTOMATIC CONVERSION UPON A QUALIFIED FINANCING.** If, while this Note remains outstanding, the Company consummates a Qualified Financing, then, the Principal Balance shall be automatically converted, and the Accrued Interest shall be repaid or converted (at the Company's option), in each case, in accordance with the terms of Section 2 of the Purchase Agreement.

3. **REPAYMENT OR CONVERSION UPON CHANGE OF CONTROL.** If prior to a Qualified Financing, and while this Note remains outstanding, the Company consummates a Change of Control, then, the Outstanding Balance shall be converted or repaid, as applicable, in accordance with the terms of Section 3 of the Purchase Agreement.

4. **AUTOMATIC CONVERSION UPON MATURITY.** If this Note has not been converted pursuant to a Qualified Financing, converted or repaid pursuant to a Change of Control or repaid following an Event of Default, in any case, as of the Maturity Date, then, the Outstanding Balance shall be automatically converted in accordance with the terms of Section 4 of the Purchase Agreement.

5. **SUBORDINATE DEBT.** By accepting this Note, Lender hereby acknowledges that: (i) this Note will be general unsecured debt of the Company and will rank equally with the other Notes and the Company's other unsecured debt; (ii) the Company shall be free to issue additional convertible or other debt at any time hereafter (similar to this Note or otherwise); and (iii) vis-à-vis the Company's secured debt (existing and future), this Note will be subordinate thereto.

6. **WAIVER; PAYMENT OF FEES AND EXPENSES.** The Company waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law. No delay by Lender shall constitute a waiver, election or acquiescence by it.

7. **MISCELLANEOUS.**

7.1 **Governing Law.** The terms of this Note shall be construed in accordance with the laws of the State of Delaware, as applied to contracts entered into by Delaware residents within the State of Delaware, and to be performed entirely within the State of Delaware.

7.2 **Successors and Assigns; Assignment.** The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Neither party may assign this Note or delegate any of its obligations hereunder without the written consent of the other party.

7.3 **Severability.** If any portion of this Note shall be held invalid or unenforceable, the remainder of this Note shall be considered valid and enforceable according to its terms.

7.4 **Titles and Subtitles.** The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

7.5 **Notices.** All notices required or permitted under this Note shall be given in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail if sent during normal business hours of the recipient; if not, then on the next business day of the recipient, (iii) five (5) days after deposit in the United States mail, by registered or certified mail, postage prepaid and properly addressed to the party to be notified or (iv) one

(1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt, in each case, to the address provided by such party in the Purchase Agreement.

7.6 **Amendments**. This Note and the Purchase Agreement may not be amended, converted or a right granted pursuant to thereto waived, without the written consent of (i) the Company and (ii) holders of Notes representing a majority of the aggregate then-outstanding Principal Balance.

7.7 **Fractional Units**. Unless otherwise determined by the Company at the time of conversion, no fractional units will be issued upon any conversion of this Note. In lieu of any fractional unit to which Lender would otherwise be entitled, the Company will pay to Lender in cash the amount that would otherwise be converted into such fractional units.

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IN WITNESS WHEREOF, the undersigned has executed this **CONVERTIBLE PROMISSORY NOTE** as of the date first written above.

COMPANY:

FOLK REVIVAL LLC
a Delaware limited liability company

By: *Founder Signature*
Name: David Cantor
Title: Chief Executive Officer

EXHIBIT B

RISK FACTORS

(*attached*)

FOLK REVIVAL LLC

CONVERTIBLE PROMISSORY NOTE FINANCING

RISK FACTORS

Prospective purchasers of the Convertible Promissory Notes (the "Offering") and units of the Company issuable in connection with any conversion thereof (the "Offered Units") should consider the following Risk Factors that relate to this Offering and the Offered Units. The risks set forth below are not the only ones facing Folk Revival LLC, a Delaware limited liability company (the "Company"). Additional risks and uncertainties may also adversely impair the Company's business operations.

Terms of the Offering have been arbitrarily determined.

The terms of the Offering were not, and the terms and the valuation of the Offered Units will not be, established in a competitive market and were, and will be, arbitrarily determined by the Company. The valuation of the Offered Units may bear no relationship to the Company's assets, book value or any other established criterion of value, and may not be indicative of the fair value of the Offered Units.

The Company has limited operating history and expects to incur losses for the foreseeable future.

The Company has limited operating and sales history. As a result, the Company must continue to establish many functions which are necessary to expand the Company's business, including, without limitation, managerial and administrative structure, marketing activities, financial systems and personnel recruitment. The Company expects to incur losses for the foreseeable future as it expands its marketing and business development activities. Furthermore, there can be no assurance that the Company will be profitable in the future, that future revenue and operating results will not vary substantially or that positive operating results will ever be achieved and, even if achieved, will not be below the expectations of investors. There can be no assurance as to whether or when (if ever) the Company will achieve profitability. Accordingly, the extent of future losses and the time required to achieve profitability, if ever, is highly uncertain.

The Company has incurred significant expenditures in the research, development and marketing of its products. There can be no assurance that the Company will be able to successfully implement its business strategy (and the Company makes no representation with respect thereto), that its business strategy will prove successful or that it will be able to achieve profitability as a result of such implementation, if ever. In addition, it is highly unlikely that the Company will have the ability to operate as a going concern without the proceeds from this Offering and the proceeds of future offerings.

The Convertible Promissory Notes are unsecured and will rank equally.

By making an investment in the Company, you expressly acknowledge and agree that (i) the Convertible Promissory Notes will be general unsecured debt of the Company and will rank equally with each other, (ii) the Company shall be free to issue additional debt or convertible debt at any time hereafter (similar to the Convertible Promissory Notes or otherwise), and (iii) vis-à-vis any secured debt of the Company hereafter incurred, the Convertible Promissory Notes will be subordinate thereto.

Holding a Convertible Promissory Note does not entitle you to any rights with respect to the Offered Units, but you are subject to all changes made with respect to the Offered Units.

Holding a Convertible Promissory Note does not entitle you to any rights with respect to the Offered Units, including, without limitation, voting rights and rights to receive any distributions or other dividends on the Offered Units, but you are subject to all changes affecting the Offered Units. You will only be entitled to rights on the Offered Units if and when the Company delivers the Offered Units to you upon conversion

of your Convertible Promissory Note. For example, in the event that an amendment is proposed to any of the Company's governing documents, including, without limitation, the Company's Operating Agreement, dated as of December 13, 2021 (as the same may be amended and/or restated from time to time, the "Operating Agreement"), requiring Member (as defined in the Operating Agreement) approval, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of the Offered Units.

The Company may not be able to repay the Convertible Promissory Notes upon an event of default or a change of control.

The Company may not have sufficient cash to repay the Convertible Promissory Notes upon an event of default or a change of control. If the Company does not have sufficient cash on hand at the time repayment of such Convertible Promissory Notes become due (i.e., in the event of an event of default or change of control), the Company may have to raise funds through additional debt or equity financing. The Company's ability to raise such financing will depend on prevailing market conditions. Further, the Company may not be able to raise such financing within the period required to satisfy its obligation to make timely payment upon any conversion.

There is no assurance that the Company will achieve a liquidity event, through an acquisition by a strategic buyer or otherwise.

An investment in the Offered Units may offer the opportunity for gains, but such investment involves a very high degree of business and financial risk that can result in substantial losses. The Company anticipates that a liquidity event would only be achieved upon the consummation of a sale of the Company to another entity already operating in the consumer brands industry, or another "strategic buyer." However, the Company can make no assurance that such a strategic buyer for the Company exists, that the Company will ever receive a purchase offer, or that if an acquisition of the Company is consummated, it would result in increased value of the Offered Units. Accordingly, you cannot be assured of a liquidity event with respect to your investment in the Company.

There can be no assurance of an initial public offering; the Offered Units are not a liquid investment.

There is no public trading market for the Offered Units and it is not anticipated that any public market for the Company's securities will develop following this Offering. No assurance can be given that an initial public offering or other liquidity event will be consummated or that, if consummated, it would result in increased value of the Offered Units. You may not sell any of your Offered Units without first obtaining the approval of the Company's Managing Member (the "Managing Member"), which approval may be withheld in the Managing Member's discretion. The Offered Units are not readily marketable, and their value will be subject to adverse changes in the financial markets, rising operating costs and other associated business and financial difficulties. There can be no assurance that if it becomes necessary to sell or transfer the Offered Units, approval will be granted or a buyer could be found or a suitable purchase price could be obtained. With no public trading market, it may be extremely difficult or impossible for you to resell your Offered Units, even if you are able to obtain approval to do so.

Unless the Offered Units are registered with the SEC and any required state authorities, or an appropriate exemption from registration is available, you may be unable to liquidate such Offered Units, even though your personal financial condition may require such liquidation. Moreover, the resale of any Offered Units will be subject to Rule 144 of the Securities Act of 1933, as amended (the "Act" or the "Securities Act").

You may suffer substantial dilution of your investment as the result of subsequent financings and issuances of incentive equity.

The Company will need additional funds to continue to operate its business in the future. The Company intends to continue to invest in the sales, marketing, and infrastructure growth of the Company, and regardless of revenues, the Company will require additional financings through the issuance of our securities following the completion of this Offering. However, there can be no assurance that any subsequent offering will occur or, if it does, that it will occur in a timely fashion or that it will result in raising sufficient additional funds. There can also be no assurance that your Convertible Promissory Note will convert into a class of preferred units of the Company. Similarly, the Company may, with appropriate consents, create or issue one or more additional classes or series of units that ranks equal to or senior to the class of the Offered Units with respect to rights, for example, relating to distribution and/or liquidation preferences. If the Company is unable to raise funds on terms favorable to existing Members, your ownership position and the value of your investment may be materially adversely affected, significantly diminished, and possibly liquidated.

In the event that your Convertible Promissory Note does not convert into Offered Units, there can be no assurance that the Company will have sufficient funds to repay your Convertible Promissory Note upon a change of control or an event of default.

In addition, the Company intends to issue additional units after the consummation of this Offering, which may be in the form of profits interests, restricted units, warrants and the like. In the event the Company issues any such additional securities, your investment in the Company will be diluted as a result thereof.

Dependence on the Managing Member.

Decisions with respect to the management of the Company will be made by the Managing Member, and the Members of the Company will have no right to take part in the management of the Company. The determination to make dividends or distributions, if any, whether in cash, in kind, or a combination thereof, will be made at the sole discretion of the Managing Member. In addition, no Member will have the right to withdraw all or any amount of its investment in the Company at any time without the prior consent of the Managing Member, which consent may be withheld for any reason. The Managing Member controls matters which could substantially affect your investment in the Company, including the approval of additional financing which could dilute the percentage interests of Members, the expenditure of Company funds, which could reduce cash available for distribution to the Members, as well as mergers or other business combination transactions. Accordingly, no party should make any investment in the Company unless such party is willing to entrust all aspects of the Company's management to the Managing Member.

The Company will depend on management and will need to add and retain experts and other personnel.

The Company's success depends, to a large extent, on the continued services of the Company's executive team and the recruitment of other key personnel. If the Company were to lose the services of its executives or any key personnel for any reason, it may be unable to replace them with qualified personnel, which could have a material adverse effect on the Company's business and growth.

The success of the Company is also dependent, in large part, upon the Company's ability to attract and retain leading experts and other qualified individuals in the consumer brands industry. Qualified individuals are in extremely high demand and are often subject to competing offers. The Company may need to add skilled personnel in a variety of different functions. There can be no assurance that the Company will be able to attract or retain the experts and professionals needed for the success of its business. The Company's inability to hire these professionals as needed would likely have an adverse effect on its business

and prospects. Even if the Company is successful in hiring these individuals, they may not work well together as a team, which could disrupt the Company's operations and negatively impact its business.

There is no assurance that any dividends or distributions will be made to Members.

Whether any dividends or distributions are made to any of the Members of the Company is to be determined by the Managing Member, acting in its sole discretion. In light of the Company's business plan to use cash from operations to finance further growth and expansion, no assurance can be given that any dividends or distributions will ever be made to Members of the Company. The Company has no current intention of making any dividends or distributions to the Members, other than tax distributions (if and when applicable).

Limited Liquidity of Offered Units.

No market currently exists for the Offered Units and none is expected to develop. Transfers of the Offered Units are highly restricted under the terms of the Operating Agreement, and it may be difficult or impossible to transfer any Offered Units, even in an emergency. In addition, investors in this Offering will not have the right to withdraw any of their invested capital without the prior consent of the Managing Member, which consent may be withheld for any or no reason. As a result, an investment in the Company would not be suitable for an investor who needs liquidity.

Tax Considerations.

The U.S. federal income tax treatment of the conversion of the Convertible Promissory Notes into the Offered Units is uncertain. You are urged to consult your tax advisors with respect to the U.S. federal income tax consequences resulting from Convertible Promissory Notes into the Offered Units.

In addition, the tax aspects of the ownership of the Offered Units are complicated, and each investor should have such aspects reviewed by professional advisers familiar with the investor's personal tax situation and with the tax laws and regulations applicable to such investments. The Company makes no representation to any potential investor as to the tax aspects of an investment in the Company.

State and Federal Securities Laws.

This Offering has not been registered under the Securities Act, in reliance, among other exemptions, on the exemptive provisions of Section 4(2) of the Securities Act and Regulation D under the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that this Offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect.

Indemnification of the Managing Member.

The Act and the Operating Agreement limit the liability of the Managing Member for errors in judgment, in the absence of gross negligence or willful misconduct and the Company has adopted such provisions. The Operating Agreement may also provide for indemnification of members of the Managing Member by the Company for certain losses management may incur in furtherance of providing services on behalf of the Company. The amounts payable to such individuals could be significant under certain circumstances.

No independent professionals for Investors.

Giannuzzi Lewendon, LLP is representing only the Company in connection with this Offering. Consequently, no Member should consider the firm of Giannuzzi Lewendon, LLP to be its legal counsel and should consult with its own legal counsel on all matters concerning the Company, this Offering and/or an investment therein.

Neither the Company nor the Managing Member has retained any independent professionals to review or comment on the offering of Offered Units or otherwise protect the interests of the investors hereunder. Although the Company has retained its own counsel, neither such firm nor any other firm has made any independent examination of any factual matters represented by management herein, and purchasers of the securities offered hereby should not rely on the firm so retained with respect to any matters herein described.

The Company will incur significant expenses due to the implementation of its business strategy.

The Company is striving to achieve its long-term vision of being a significant marketer of consumer food products. Such action is subject to substantial risks, expenses and difficulties frequently encountered in the implementation of a business strategy. Even if the Company is successful in developing new products and brands, it may require the Company to incur substantial, additional expenses, including, without limitation, advertising and promotional costs, marketing allowances and "slotting" expenses (i.e. the cost of obtaining shelf space in retail stores). Accordingly, the Company may incur additional losses in the future as a result of the implementation of the Company's business strategy, even if revenues commence and thereafter increase. There can be no assurance that the Company will be able to implement its strategic plan, that its business strategy will prove successful or that it will be able to maintain profitability during such implementation.

In addition, the Company hopes to continue to experience growth in its operations, which will place significant demands on the Company's management, operational and financial infrastructure. If the Company does not effectively manage its growth, it may fail to timely deliver products to its customers in sufficient volume, and the quality of the Company's products could suffer, which could negatively affect its operating results. To effectively manage this growth, the Company may need to hire additional persons, particularly in sales marketing and client development, and may need to continue to improve the Company's operational, financial and management controls and its reporting systems and procedures. These additional employees, systems enhancements and improvements may require significant capital expenditures and management resources. Failure to implement these improvements could hurt the Company's ability to manage its growth and its financial position.

A shortage in the supply of key raw materials could increase the Company's costs or adversely affect the Company's sales and revenues.

Currently, the Company obtains all of its raw materials from third-party suppliers with whom the Company does not have significant long-term supply contracts. If things changed, shortages could result in materially higher raw material prices or adversely affect the Company's ability to manufacture a product. Price increases from a supplier would directly affect the Company's profitability if it was not able to pass price increases on to its customers or quickly find alternative third-party suppliers. The Company's inability to obtain adequate supplies of raw materials in a timely manner, or a material increase in the price of raw materials, could have a material adverse effect on the Company's business, financial condition and the results of its operations.

The Company's business strategy depends on the success of market expansion.

The Company intends to use a portion of the proceeds from this Offering to continue market expansion. There is no assurance that the results of such expansion will be favorable or that the Company will ultimately achieve profitability. The Company's ability to expand its market depends on, among other

things, the Company's ability to produce its products in commercial quantities sufficient to satisfy demand. There is no assurance that the Company's manufacturers will continue to be capable of producing mass quantities of the products.

Future problems in the national and international economy, volatility and disruption of the capital and credit markets and/or adverse changes in the global economy could negatively impact the Company's financial performance and its ability to access financing.

Future problems in the local, regional, national and global markets may negatively affect the Company's operations, and may negatively affect its operations in the future. During periods of economic contraction, the Company's revenues may decrease while some of our costs remain fixed or even increase, resulting in decreased earnings. The consumer food products offered by the Company represent discretionary expenditures and the purchase of such products may decline during economic downturns, during which consumers generally earn less disposable income. Even an uncertain economic outlook may adversely affect consumer spending on the Company's products, as consumers spend less in anticipation of a potential economic downturn.

Unforeseen weather or other events may disrupt the Company's business.

Unforeseen events, including unseasonably cold weather, regional or local instability or conflicts (including labor issues), public health issues (including tainted food, food-borne illnesses, food tampering, or water supply or widespread/pandemic illness such as the avian or H1N1 flu), and natural disasters such as earthquakes, tsunamis, hurricanes, or other adverse weather and climate conditions (such as an unseasonably cold, long winter), could disrupt the Company's operations or that of our retail locations, or suppliers. These events could reduce traffic in the Company's stores and demand for the Company's products; make it difficult or impossible for the Company's counterparts to receive materials from their suppliers; disrupt or prevent the Company's ability to perform functions at the corporate level; and/or otherwise impede the Company's ability to continue business operations in a continuous manner consistent with the level and extent of business activities prior to the occurrence of the unexpected event or events, which in turn may materially and adversely impact the Company's business and operating results.

The Company's success, in part, depends on its ability to protect proprietary information. Failure to obtain and protect trademarks, trade names, service marks or trade secrets could adversely affect business.

The business prospects of the Company depend in part on management's ability to develop favorable consumer recognition of the trade names utilized in connection with the sale of the Company's products. The Company has not secured trademarks for every market into which the Company may expand in the future, and the Company cannot ensure it will be successful in securing its trademarks in such markets if it one day seeks to enter such markets. Further, the Company's trademarks and trade names could be imitated in ways that management cannot prevent. In addition, reliance on trade secrets, proprietary know-how, concepts and recipes warrant methods of protecting this information which may not be adequate, enabling others to independently develop similar know-how or obtain access to the Company's trade secrets, know-how, concepts and recipes. Moreover, the Company may face claims of misappropriation or infringement of third parties' rights that could interfere with the Company's use of its proprietary know-how, concepts, recipes or trade secrets. Defending these claims could be costly and, if unsuccessful, could prevent the Company from continuing to use its proprietary information in the future, and may result in a judgment or monetary damages against the Company.

The Company does not maintain non-competition agreements with all of its suppliers. If competitors are able to utilize Company's suppliers' facilities or otherwise, the appeal of the Company's products and revenues could be reduced and business could be harmed.

The Company does not own patents for the technology used to manufacture the Company's products.

The Company does not have the exclusive rights to the technology used to manufacture its products, and, as a result, may face additional competition that could adversely affect revenues. Moreover, competitors of the Company, certain of which may have significantly greater resources than the Company, may utilize different technology in the manufacture of products that are similar to those currently manufactured, or that may in the future be manufactured, by the Company. The entry of any such products into the marketplace could have a material adverse effect on sales of the Company's products, both currently and in the future.

The taste and quality of the Company's products is largely due to certain elements of the Company's manufacturing process. The Company does not have the exclusive rights to use such elements; therefore, competitors are able to incorporate such elements into their own processes.

The Company lacks in-house manufacturing history.

The Company does not have any manufacturing or production facilities or experience in manufacturing or contracting for the manufacture of our products in the volumes that will be necessary for it to achieve significant commercial sales. As a result, the Company is wholly dependent upon the various suppliers with which it will contract to produce its products. While the Company does not currently intend to manufacture any of its products itself, it may choose to do so in the future. Should the Company determine to manufacture its own products, its manufacturing facilities would be subject to risks of delay or difficulty in manufacturing, and the Company would require substantial additional capital to establish such manufacturing facilities. In addition, there can be no assurance that the Company would be able to manufacture any such proposed products successfully or on a cost-effective basis.

The Company has not obtained distribution agreements and broker agreements in every channel or market into which it plans to expand.

The Company does not currently have distribution or broker agreements in negotiation or in place for every channel or market in which it plans to expand. In the event the Company fails to enter into and/or maintain distribution or broker agreements in every such channel, the Company's operations and financial condition may materially be adversely affected.

Insurance policies may not provide adequate levels of coverage against all claims.

The Company intends to maintain insurance coverage that is customary for businesses of its size and type. However, there are types of losses that may be incurred that cannot be insured against or that may not be commercially reasonable to insure. These losses, if they occur, could have a material and adverse effect on the business and results of operations.

The Company may incur material losses and costs as a result of future product liability claims that may be brought against the Company or any product recalls that it has to make.

As a producer and marketer of consumer food products, the Company may be subjected to various product liability claims. There can be no assurance that the product liability insurance maintained by the Company will be adequate to cover any loss or exposure for product liability, or that such insurance will continue to be available on terms acceptable to the Company. Any product liability claim not fully covered by insurance, as well as any adverse publicity from a product liability claim or product recall, could have a material adverse effect on the financial condition or results of operations of the Company.

Incidents involving unclear water supply, food-borne illnesses or food tampering, whether or not accurate, could harm the Company's brands and business.

Instances or reports, whether true or not, of unclean water supply, food or water-borne illnesses and food tampering have in the past severely injured the reputations of companies in the food processing, grocery and product industries and could in the future affect us as well. Any report linking us to the use of unclean water, food or water-borne illnesses or food tampering could damage the Company's brand's value immediately, severely hurt sales of the Company's products, and possibly lead to product liability claims. In addition, instances of food or water-borne illnesses or food tampering, even those occurring solely in connection with the products of competitors, could, by resulting in negative publicity about the consumer food products industry, adversely affect our sales on a regional. A decrease in customer traffic as a result of these health concerns or negative publicity could materially and adversely affect the Company's brand and business.

The Company is subject to numerous governmental regulations, and failure to comply with those regulations could result in fines or penalties being imposed.

The Company's industry is highly regulated. The manufacturing, labeling and advertising for the Company's products are regulated by various federal, state and local agencies as well as those of each foreign country in which the Company manufacturers and to which the Company may distribute. These governmental authorities may commence regulatory or legal proceedings, which could restrict the permissible scope of the Company's product claims or the ability to manufacture and sell the Company's products in the future. The Food and Drug Administration ("FDA") regulates the Company's products sold in the United States to ensure that the products are not adulterated or misbranded. Failure to comply with FDA requirements may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecutions. The Company's advertising in the United States is subject to regulation by the Federal Trade Commission under the Federal Trade Commission Act. Additionally, some states also permit advertising and labeling laws to be enforced by private attorneys, who may seek relief for consumers, seek class action certifications, seek class wide damages and product recalls of products sold by the Company. Any of these types of adverse actions against the Company by governmental authorities or private litigants could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company cannot assure you that it will not face fines or penalties if its efforts to comply with these regulations are determined to be inadequate.

Newly adopted governmental regulations could increase the Company's costs or liabilities or impact the sale of the Company's products.

The consumer food products industry is highly regulated. The Company cannot assure you that new laws or regulations will not be passed that could require the Company to alter the taste or composition of its products or impose other obligations on the Company. Such changes could affect sales of the Company's products and have a material adverse effect on the Company.

The Company may not be able to compete successfully in the highly competitive consumer food products industry.

The market for consumer food products, such as those sold by the Company, is large and intensely competitive. Competitive factors in the consumer food products industry include product quality and taste, brand awareness among consumers, access to supermarket and other retail shelf space, price, advertising and promotion, variety of consumer food products offered, nutritional content, product packaging and package design. The Company competes in the consumer food products market principally on the basis of product taste and quality.

The consumer food products industry is dominated by numerous large companies which have substantially greater financial and other resources than the Company and sell brands that are more widely

recognized than are the Company's products. Numerous other companies that are actual or potential competitors of the Company, many with greater financial and other resources than the Company (including more employees and more extensive facilities), offer products similar to those of the Company. In addition, many of such competitors offer a wider range of products than that offered by the Company. Local or regional markets often have significant smaller competitors, many of whom offer products similar to those of the Company. With expansion of Company operations into new markets the Company has and will continue to encounter significant competition from national, regional and local competitors that may be greater than that encountered by the Company in its existing markets. In addition, such competitors may challenge the Company's position in its existing markets. There can be no assurance of the Company's ability to compete successfully.

Unavailability of necessary supplies, at reasonable prices, could materially adversely affect the Company's operations.

The Company's manufacturing costs are subject to fluctuations in the commodities market. The Company is also dependent on its suppliers to provide the Company with products and ingredients in adequate supply and on a timely basis. The failure of certain suppliers to meet the Company's performance specifications, quality standards or delivery schedules could have a material adverse effect on the Company's operations. In particular, a sudden scarcity, a substantial price increase or an unavailability of product ingredients could materially adversely affect the Company's operations. There can be no assurance that alternative ingredients would be available when needed and on commercially attractive terms, if at all.

The Company may incur substantial costs related to tainted supplies or products.

The Company does not manufacture or distribute its own products. Therefore, the products have a risk of being contaminated, tainted or damaged by numerous parties. The Company cannot be certain that any of the Company's manufacturers or distributors will take adequate precautions not to contaminate or damage the Company's products, nor can the Company be certain that its products will not be damaged or contaminated even if the Company and each of its manufacturers and distributors do take all adequate precautions to prevent the same. In the event the Company's products are damaged or contaminated, it cannot be certain of the cost or liability which may be incurred in connection therewith.

The Company may incur substantial costs in order to market its products.

Successful marketing of consumer food products generally depends upon obtaining adequate retail shelf space for product display, particularly in supermarkets and other major retail outlets. Frequently, food manufacturers and distributors, such as the Company, incur additional costs in order to obtain additional shelf space. Whether or not the Company incurs such costs in a particular market is dependent upon a number of factors, including demand for the Company's products, relative availability of shelf space and general competitive conditions. The Company may incur significant shelf space or other promotional costs as a necessary condition of entering into competition or maintaining market share in particular markets or stores, and, if incurred, such costs may materially affect the Company's financial performance.

The Company's business may be adversely affected by oversupply of consumer food products at the wholesale and retail levels.

Profitability in the consumer food products industry is subject to oversupply of certain consumer food products at the wholesale and retail levels, which can result in the Company's products going out of date before they are sold.

The Company may be negatively affected by trends in the food products industry and national, regional and local economic conditions.

The consumer food products industry is affected by international, national, regional and local economic conditions, demographic trends and consumer preferences. Factors such as inflation, increased raw material, fuel, labor and employee benefit costs, fluctuations in price of utilities, interest rates, consumer confidence, consumers' disposable income and spending levels, energy prices, job growth, unemployment rates, insurance costs and the availability of experienced management and hourly employees may also adversely affect the consumer food products industry in general and the Company's products in particular. The consumer food products industry is affected by many factors, including changes in customer preferences and increases in the type and number of competing food product offerings. Operating costs and/or the cost of products from the Company's manufacturers may be affected by further increases in the minimum hourly wage, unemployment tax rates, sales taxes, fuel costs, distribution costs and similar matters over which the Company has no control.

The Company may not be able to respond successfully to shifting consumer tastes.

Consumer preferences for food products are continually changing and are extremely difficult to predict. The ability of the Company to generate revenues will depend upon customer acceptance of the Company's products. The success of new products may be key to the success of the Company's business plan and there can be no assurance that the Company will succeed in the development of any new products or that any new products developed by the Company will achieve market acceptance or generate meaningful revenue for the Company.

Diet trends may adversely affect the Company's revenues.

Increased consumer concerns about nutrition and healthy diets and food allergies, and the risk that sales of the Company's food products may decline due to perceived health concerns, changes in consumer tastes or other reasons beyond the control of the Company, may adversely affect the Company's future revenues.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THE INVESTMENT CONTEMPLATED HEREIN, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.